

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

June 29, 2009

<u>VIA U.S. MAIL</u>

Mr. Richard E. Davis
Chief Operating Officer and Chief Financial Officer
NMT Medical, Inc.
27 Wormwood Street
Boston, Massachusetts 02210

>   **Re: NMT Medical, Inc.
>   Form 10-K for the year ended December 31, 2008
>   Filed March 13, 2009
>   File No. 000-21001**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant